SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 5)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                   AAON, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.004 par value per share
                         (Title of Class of Securities)

                                    000360206
                                 (CUSIP Number)

                          BAY HARBOUR MANAGEMENT, L.C.
                          TOWER INVESTMENT GROUP, INC.
                               STEVEN A. VAN DYKE
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                              DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 16, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                       (Continued on the following pages)

            This Amendment No. 5 amends and supplements the Statement on
Schedule 13D, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 27, 1998, by Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Teitelbaum"), in his capacity as a stockholder of Tower, as amended by Amendment No. 1 thereto filed with the SEC on February 19, 1999 , Amendment No. 2 thereto filed with the SEC on March 12, 1999, Amendment No. 3 thereto filed with the SEC on April 6, 1999 and Amendment No. 4 thereto filed with the SEC on April 7, 1999, (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Schedule 13D.


Item 4. Purpose of the Transaction.

Item 4 is hereby amended in its entirety to read as follows:

            The Reporting Persons acquired the Shares to obtain an equity position in Aaon. The Reporting Persons consider the Shares an attractive investment and intend to review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional shares of Aaon Common Stock in the open-market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of Aaon Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of Aaon's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Aaon Common Stock; the actions of the management and Board of Directors of Aaon; and other future developments.


            The Reporting Persons believe Aaon's management has done an adequate job on a day-to-day operational basis, but has failed to generate substantial investor interest in the stock. In other words, increased performance has not been matched by an increase in stock price. In February 1999, AAON reported record sales and earnings for 1998, with net income 70% greater than in 1997. Nevertheless, the Company's share price remained substantially unchanged from the time AAON announced its 1997 earnings until three weeks after the announcement of its 1998 earnings when press reports appeared speculating about increased Bay Harbour activity. In March 1999, the Reporting Persons concluded that more needs to be done to enable shareholders to realize the inherent value of the Company's business and that Teitelbaum and Van Dyke would make a valuable contribution to Aaon's board of directors in formulating and implementing a plan to enhance shareholder value. Therefore, in accordance with Article III of the Bylaws, Bay Harbour notified the Company of its intention to nominate Teitelbaum and Van Dyke for election to the board of directors at the 1999 annual meeting, and the Reporting Persons filed preliminary proxy materials with the SEC. The Reporting Persons later concluded that the Company's shareholders were likely to support the reelection of Mr. Pantaleoni to the Board and, therefore, decided to solicit proxies for only one of their original candidates, Van Dyke. Bay Harbour does not presently intend to nominate Teitelbaum as a director at the Annual Meeting. The Reporting Persons intend to solicit proxies for Van Dyke's election to the Board, and for the other proposals described below, in accordance with applicable proxy regulations (the

"Proxy Solicitation").


            The Reporting Persons believe that it would be desirable for Aaon to explore the possibility of pursuing strategic transactions to enhance shareholder value, and have so advised the management of Aaon. Such transactions could involve the acquisition of all or part of Aaon, the sale of all or a material part of Aaon's assets, or the purchase by Aaon of companies operating in similar business lines or assets of such companies. The Reporting Persons believe it was wrong for the board to adopt a stockholder rights plan or "poison pill" last month because this action will tend to discourage prospective purchasers from making a proposal to acquire Aaon and will deny shareholders the opportunity to accept such a proposal. In addition, given the small market capitalization of the Company, a "poison pill" may discourage many institutional investors from taking a position in the stock as their minimum possible position may be greater than the limit imposed by such a pill. If Van Dyke is elected to the Board, he will work to eliminate the poison pill or to amend the poison pill so that it can not be used to block an offer that is supported by shareholders after the Board has had an opportunity to obtain better offers or persuade shareholders that Aaon should remain independent. The Reporting Persons may hold discussions with other parties who might engage in such transactions with Aaon and depending on their assessment of the factors listed above, participate in such a transaction with Aaon by providing financing.

            The Reporting Persons believe that Van Dyke as a member of the Board, and in cooperation with the current management, can seek to improve the Company's relationship with the investor community and seek to identify and pursue strategic transactions that would enhance shareholder value. Van Dyke intends to pursue a policy of cooperation with current management to achieve these goals. However, if they are not satisfied with Aaon's progress toward these goals, the Reporting Persons may propose candidates for the three directorships to be filled at the 2000 annual meeting. If elected, these candidates and Van Dyke would constitute a majority of the Board.


            To assure that shareholders have a fair opportunity to elect a new board majority at the 2000 Annual Meeting, Bay Harbour has also notified the Company in accordance with Article II of the Bylaws of its intent to propose that shareholders adopt amendments to the Bylaws at the Annual Meeting that would (i) provide that the Company must hold its 2000 annual meeting by May 30, 2000 and must set a meeting date for the 2000 annual meeting by January 31, 2000, (ii) prevent the Board from amending the Company's bylaws to provide that less than one-third of the directorships will be filled at the 2000 annual meeting, (iii) reinstate the right of a majority of the shareholders of the Company to act by written consent, (iv) repeal any bylaws adopted by the Board after March 12, 1999, the date on which the Reporting Persons notified the Board of the details of their Proxy Solicitation, and (v) prevent the Board from amending the bylaws adopted by the passage of the proposals described above. The preliminary proxy materials filed by the Reporting Persons also contain information regarding these proposals.

            The Reporting Persons are also soliciting proxies in opposition to the Company's proposal to amend the Company's Articles of Incorporation to limit the personal liability of directors of the Company to the fullest extent permitted by the Nevada Corporation Law. The Reporting Persons oppose such an amendment to the Company's Articles of Incorporation because the Reporting Persons believe that the Company's directors should be personally liable for negligence and breaches of the fiduciary duties of care and loyalty, to the extent such duties are imposed by Nevada law, whether or not such negligence or breach rises to the level of fraud, intentional misconduct or a knowing violation of law.

            Representatives of the Reporting Persons will solicit individuals, brokers, banks, bank nominees and other institutional holders in connection with the Proxy Solicitation and will not receive any compensation for such solicitation.

            The Reporting Persons have not agreed, and are not contractually obligated, to vote the shares of Aaon Common Stock beneficially owned by the Reporting Persons in any manner in connection with the Proxy Solicitation or with respect to any other vote of the shareholders of the Company. The Reporting Persons reserve the right to participate in or initiate, alone or with others, any plans, proposals or transactions of a similar or different nature with respect to the Company or its securities. In addition, the Reporting Persons may revise the proposals described above or submit additional proposals for action by shareholders.

            There can be no assurance that the Reporting Persons (or any of their affiliates) will take any of the actions described in this Item 4 with respect to the Shares or Aaon.

            Except as described in this Item 4, as of the date of this Statement none of the Reporting Persons has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming elgible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated as of: April 16, 1999                     TOWER INVESTMENT GROUP, INC.



                                                By: /s/ Steven A. Van Dyke
                                                    ----------------------------
                                                Name: Steven A. Van Dyke
                                                      --------------------------
                                                Title: President
                                                       -------------------------


                                                BAY HARBOUR MANAGEMENT, L.C.


                                                By: /s/ Steven A. Van Dyke
                                                    ----------------------------
                                                Name: Steven A. Van Dyke
                                                      --------------------------
                                                Title: President
                                                       -------------------------


                                                /s/ Steven A. Van Dyke
                                                --------------------------------
                                                Steven A. Van Dyke


                                                /s/ Douglas P. Teitelbaum
                                                --------------------------------
                                                Douglas P. Teitelbaum